ANNEX IV


                               ARTICLE I

              	The name of this corporation is BIOTEL Inc.


                              ARTICLE III

           The number of shares of common stock which this corporation shall have the authority to issue is Ten Million (10,000,000) shares with a stated par value of five cents ($.05) per share. The number of shares of preferred stock which this corporation shall have the authority to issue is Two Million (2,000,000) shares with a stated par value of ($.01) per share. The Board of Directors may, from time to time, establish by resolution different classes or series of shares and may fix the rights and preferences of said shares in any class or series. The Board of Directors shall have the authority to issue shares of a class or series to holders of shares of another class or series to effectuate share dividends, splits, or conversion or its outstanding shares.